UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 23, 2008

Commission File No. 001-32860

Shanghai Century Acquisition Corporation

23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central,
Hong Kong SAR, China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Amendments to Material Agreements

As previously reported in a Form 6-K dated February 21, 2008, Shanghai Century Acquisition Corporation (“Shanghai Century”) and Richard Li (“Mr Li”) entered into a Stock Purchase Agreement dated as of February 20, 2008 (the “Stock Purchase Agreement”) whereby Shanghai Century agreed to purchase from Mr Li 100% of the issued and outstanding shares of common stock (the “Shares”) of Asia Leader Investments Limited, a Hong Kong company (“Asia Leader”). Asia Leader is the owner of 67% of the outstanding equity of New Goal International Limited, a Hong Kong company (“New Goal”) that was formed to engage in certain financing leasing arrangements and other leasing services in the People’s Republic of China (the “PRC”). Under the original terms of the Stock Purchase Agreement, the purchase price for the Shares consists of the payment of US$300,000 and the assumption by Shanghai Century of all of Asia Leader’s obligations and responsibilities under the New Goal Joint Venture Agreement (as defined and more fully described below). Shanghai Century and Mr. Li have agreed to enter an amendment to the Stock Purchase Agreement, which provides, among other things, that Shanghai Century would assume the obligations under the New Goal Joint Venture Agreement as amended by the parties thereto.

Asia Leader, RAD International Investment Fund Ltd. (“RAD”) and Kevin Ma entered into a Joint Venture Agreement dated as of February 20, 2008 with respect to New Goal (the “New Goal Joint Venture Agreement”). Under the original terms of New Goal Joint Venture Agreement, Asia Leader was required to make a contribution of up to $70 million in cash to the capital of New Goal. Asia Leader, RAD and Kevin Ma have agreed to enter an amendment to the Joint Venture Agreement, which provides that at least $10 million of Asia Leader’s capital contribution be in cash and that RAD will arrange for and secure or will cause the arrangement and securing of financing for such portion of the capital contribution required to be made to New Goal by Asia Leader that is not made in cash by Asia Leader. The New Goal Joint Venture Agreement, as amended, will provide for the issuance to RAD of 12 million of Shanghai Century’s shares in consideration of RAD arranging or causing the arrangement of such financing. The 12 million shares will be issued to RAD on the date immediately following the date on which the Shanghai Century has obtained the approval of its shareholders in accordance with the rule of the American Stock Exchange for the issuance of such shares.

The New Goal Joint Venture Agreement will also be amended to provide that Kevin Ma, at his option, may, until 2:00PM on April 25, 2008, terminate the New Goal Joint Venture Agreement in the event that Shanghai Century would not have a minimum of $20 million in cash to fund an additional capital contribution to New Goal. Similarly, under the terms of the amended Stock Purchase Agreement, Mr. Li may terminate the Stock Purchase Agreement, until 2:00PM on April 25, 2008, in the event that Shanghai Century would not have a minimum of $20 million in cash to fund an additional capital contribution to New Goal.

Shanghai Century will also amended the terms of the Employment Agreement, dated February 20, 2008, between Shanghai Century and Kevin Ma (the “Employment Agreement”). Pursuant to the this amendment, Shanghai Century and Kevin will revise certain net after tax income targets for New Goal following the consummation of the Stock Purchase Agreement and the New Goal Joint Venture Agreement. Under the amended agreement, the net after tax income target is US$10 million for the eight-month period May 1 to December 31, 2008, and US$25 million and US$43 million for 2009 and 2010, respectively (subject to the carve outs set forth in the employment agreement with Kevin Ma). The amendment will also provide for a reduction in the Share Bonus (as defined in the amended Employment Agreement) payable to Kevin Ma and his management team if the net after tax income targets are attained. The Share Bonus will consist of 4 million warrants in 2008 with a pro rata increase up to 50% and no minimum decrease and reduce the Share Bonus in each of 2009 and 2010 to 2 million shares with a pro rata increase or decrease up to 25%.

Other Events

On or about April 24, 2008, Shanghai Century mailed a supplement to its proxy statement dated March 31, 2008, concerning the upcoming annual and extraordinary meeting of the shareholders of Shanghai Century to all shareholders of record as of March 27, 2008. The supplement to the proxy statement is being furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K.

Exhibits

10.1	Amendment No. 1 to Stock Purchase Agreement by and between Richard Li and Shanghai Century Acquisition Corporation

10.2	Amendment No. 1 to Joint Venture Agreement by and among Asia Leader Investments Limited, RAD International Investment Fund, Ltd. and Kevin Ma.

10.3	Amendment No. 1 to Employment Agreement by and between Kevin Ma and Shanghai Century Acquisition Corporation

99.1	Supplement to Proxy Statement dated April 23, 2008

The information in this Report, including the exhibit furnished herewith , shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Century Acquisition Corporation

By:/s/ Franklin Chu
Name: Franklin Chu
Title: Co-Chief Executive Officer
Dated: April 23, 2008